Inland Real Estate Corporation
                              Sticker Supplement

This Supplement No. 15 to our Prospectus which is dated April 7, 1998 updates information contained in the "Real Property Investments" and "Plan of Distribution" sections of the Prospectus. Any word that is capitalized in this supplement but not defined shall have the meaning we give to that term in the Prospectus.

                           Real Property Investments

Inland Joliet Commons L.L.C., Joliet, Illinois

On October 30, 1998, we consummated a joint venture transaction with B.I.J. Limited Partnership, an Illinois limited partnership ("BIJ"). To effect the transaction, we formed a limited liability company known as "Inland Joliet Commons L.L.C." (the "LLC") to own and operate Joliet Commons Shopping Center ("Joliet Commons Shopping Center") located at U.S. 30 and Willow Road in Joliet, Illinois. Pursuant to the LLC Operating Agreement (the "Agreement"), we contributed approximately $52,000 in cash to obtain a one percent (1%) equity interest in the LLC. BIJ contributed Joliet Commons Shopping Center to the LLC, which was valued at approximately $5,100,000, ($19,800,000 less indebtedness of $14,700,000), to obtain a ninety-nine percent (99%) equity interest in the LLC. In accordance with the Agreement, BIJ may transfer its equity interest in the LLC to certain persons as provided for in the Agreement. Each holder of an equity interest in the LLC has the option to convert its equity interest into shares of our common stock (an "Exchange"). No holder of an equity interest in the LLC, however, may Exchange its equity interest for a period of one year from the effective date of the Agreement.

Additionally, the Agreement provides that if our stock is not publicly traded on a national securities exchange or designated on the NASDAQ National Market System within a period of two years from the effective date of the Agreement, then any holder of an equity interest in the LLC may require us to purchase all or any portion of its equity interest at a price calculated pursuant to the formula set forth in the Agreement. Our obligation to purchase a holder's equity interest in the LLC terminates if and when our stock becomes publicly traded on a national securities exchange or is designated on the NASDAQ National Market System. In connection with this transaction, we also entered into a Registration Rights Agreement which grants to a holder of an equity interest in the LLC the right, subject to certain restrictions, to request that we register all or any portion of the shares of our stock which the holder receives as a result of an Exchange.

          Real Property Investments - Potential Property Acquisitions

We anticipate purchasing the entire fee simple interest in two properties, Springboro Plaza located in Springboro, Ohio and Riverplace Centre located in Noblesville, Indiana. We anticipate purchasing both of these properties from a seller who is an an unaffiliated third party. We anticipate purchasing
Springboro Plaza for approximately $9,337,000. We anticipate purchasing Riverplace Centre for approximately $6,117,000.






                             Plan of Distribution

We commenced this Offering of 25,000,000 shares on April 7, 1998. As of October 30, 1998, we had sold 12,311,943 shares resulting in net proceeds of $131,120,390. Inland Securities Corporation, an Affiliate of our Advisor, is dealer-manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of October 30, 1998, the commissions and fees payable to Inland Securities Corporation totaled $12,865,980. Our Advisor is entitled to receive an Advisor Asset Management fee, as described more fully in our Prospectus. We also pay an Affiliate of the Advisor fees to manage and lease our properties. This arrangement is also described more fully in our Prospectus. We may pay Acquisition Expenses up to .5% of the money that we raise in this Offering but in no event will we pay Acquisition Expenses on an individual property that exceed 6% of the purchase price of any individual property.





                               SUPPLEMENT NO. 15
                            DATED NOVEMBER 4, 1998
                     TO OUR PROSPECTUS DATED APRIL 7, 1998
                       OF INLAND REAL ESTATE CORPORATION

We are providing this Supplement No. 15 to you in order to supplement our Prospectus. We previously supplemented our Prospectus by providing you with Supplement No. 14 dated October 19, 1998, Supplement No. 13 dated October 15, 1998 and Supplement No. 12 dated October 7, 1998. Supplement No. 12 combined all of the information contained in Supplement Nos. 1 through 11. Therefore, you must read this Supplement No. 15, Supplement No. 14, Supplement No. 13, Supplement No. 12 and the Prospectus for the most up to date information. This Supplement No. 15 updates information in the "Real Property Investments" and "Plan of Distribution" sections of our Prospectus. Any word that is capitalized in this Supplement but not defined shall have the meaning we give to that term in the Prospectus.


                           Real Property Investments

Inland Joliet Commons L.L.C., Joliet, Illinois

On October 30, 1998, we consummated a joint venture transaction with B.I.J. Limited Partnership, an Illinois limited partnership ("BIJ"). To effect the transaction, we formed a limited liability company known as "Inland Joliet Commons L.L.C." (the "LLC") to own and operate Joliet Commons Shopping Center ("Joliet Commons Shopping Center") located at U.S. 30 and Willow Road in Joliet, Illinois. Pursuant to the LLC Operating Agreement (the "Agreement"), we contributed approximately $52,000 in cash to obtain a one percent (1%) equity interest in the LLC. BIJ contributed Joliet Commons Shopping Center to the LLC, which was valued at approximately $5,100,000, ($19,800,000 less indebtedness of $14,700,000), to obtain a ninety-nine percent (99%) equity interest in the LLC. In accordance with the Agreement, BIJ may transfer its equity interest in the LLC to certain persons as provided for in the Agreement. Each holder of an equity interest in the LLC has the option to convert its equity interest into shares of our common stock (an "Exchange"). No holder of an equity interest in the LLC, however, may Exchange its equity interest for a period of one year from the effective date of the Agreement.

Additionally, the Agreement provides that if our stock is not publicly traded on a national securities exchange or designated on the NASDAQ National Market System within a period of two years from the effective date of the Agreement, then any holder of an equity interest in the LLC may require us to purchase all or any portion of its equity interest at a price calculated pursuant to the formula set forth in the Agreement. Our obligation to purchase a holder's equity interest in the LLC terminates if and when our stock becomes publicly traded on a national securities exchange or is designated on the NASDAQ National Market System. In connection with this transaction, we also entered into a Registration Rights Agreement which grants to a holder of an equity interest in the LLC the right, subject to certain restrictions, to request that we register all or any portion of the shares of our stock which the holder receives as a result of an Exchange.

Joliet Commons Shopping Center is a Community Center located at U.S. 30 and Willow Road in Joliet, Illinois. It was built in 1995 and is a one-story, multi-tenant retail facility. Joliet Commons Shopping Center contains 159,184 leasable square feet. As of November 1, 1998, Joliet Commons Shopping Center was 97% leased (100% leased if the master lease, which lasts for one year, is considered). When we evaluated Joliet Commons Shopping Center as a potential acquisition, we considered a variety of factors including location, demographics, tenant mix, price per square foot, existing rental rates compared to market rates, and occupancy. We believe that the center is located within a vibrant economic area. We did not consider any other factors when we decided to acquire the property.

We do not anticipate making any significant repairs and improvements to Joliet Commons Shopping Center over the next few years. However, if we were to make any repairs or improvements, a substantial portion of any monies spent on repairs and improvements would be paid by the tenants, pursuant to the terms of our leases with these tenants.

The table below sets forth the occupancy rate at Joliet Commons Shopping Center expressed as a percentage of total gross leasable area and the average annual base rent per square foot:

                                     Occupancy Rate              Effective
                                          as of                Annual Rental
                                      December 31,           Rate Per Leasable
            Year Ending               of Each Year               Square Ft
           December 31,                    (%)                      ($)
           ------------               ------------             -------------
               1997                        100                     11.74
               1996                         81                      9.54
               1995                         59                      6.72

Tenants leasing more than 10% of the total gross leasable area of the property are Cinemark, a theater, Petsmart, a pet store, Barnes and Noble, a book store, Old Navy, a clothes store and M.C. Sports, a sporting goods store. These leases require the tenants to pay base annual rent on a monthly basis as follows:

                                           Base Rent
                                          Per Square
                  Approximate               Foot Per
                     GLA       % of Total     Year           Lease Term
  Lessee            Leased        GLA         ($)       Beginning       To
   -----------    ----------- ----------- ------------ ------------ ---------
Cinemark            35,152        22        12.70       Currently    12/31/02
                                            13.20       01/01/03     12/31/07
                                            13.70       01/01/08     12/31/16

Petsmart            25,425        16         8.72       Currently    01/31/05
                                             9.22       02/01/05     01/31/10
  Option 1                                   9.72       02/01/10     01/31/15
  Option 2                                  10.22       02/01/15     01/31/20
  Option 3                                  10.72       02/01/20     01/31/25
  Option 4                                  11.22       02/01/25     01/31/30
  Option 5                                  11.72       02/01/30     01/31/35

                                           Base Rent
                                          Per Square
                  Approximate               Foot Per
                     GLA       % of Total     Year           Lease Term
  Lessee            Leased        GLA         ($)       Beginning       To
   -----------    ----------- ----------- ------------ ------------ ---------
Barnes and Noble    20,000        13        13.45       Currently    01/31/01
                                            14.20       02/01/01     01/31/06
  Option 1                                  14.95       02/01/06     01/31/11
  Option 2                                  15.70       02/01/11     01/31/16

Old Navy            17,000        11        11.00       Currently    07/31/00
                                            13.00       08/01/00     07/31/05
  Option 1                                  14.00       08/01/05     07/31/10
  Option 2                                  15.00       08/01/10     07/31/15

M.C. Sports         15,000         9         8.50       Currently    01/31/99
                                             9.25       02/01/99     01/31/01
                                            10.00       02/01/01     01/31/06
  Option 1                                  11.00       02/01/06     01/31/11
  Option 2                                  12.00       02/01/11     01/31/16

For federal income tax purposes, the depreciable basis in Joliet Commons Shopping Center will be approximately $15,400,000. When we calculate depreciation expense, for tax purposes, we will use the straight-line method. We will depreciate buildings and improvements based upon estimated useful lives of 40 years.

Real estate taxes payable in 1998 for the tax year ended 1997 were $339,330. The real estate taxes payable were calculated by multiplying the assessed value of the property by an equalizer of 1.0 and a tax rate of 10.2385%.

On November 1, 1998, a total of 154,544 square feet was leased to ten tenants at Joliet Commons Shopping Center. The following tables set forth information with respect to the amount of and expiration of the leases at this Community
Center:

                  Approximate                         Current        Rent per
                      GLA       Lease     Renewal    Annual Rent    Square Foot
  Lessee            Leased      Ends      Option         ($)            ($)
  ------          ----------    -----     ------     -----------    -----------

Cinemark            35,152      12/16        -         446,430         12.70
Petsmart            25,425      01/10     5/5 yr.      221,706          8.72
Barnes & Noble      20,000      01/06     2/5 yr.      269,000         13.45
Old Navy            17,000      07/05     2/5 yr.      187,000         11.00
Carpet Outlet        8,000      01/02     2/5 yr.       80,000         10.00
Cosmetic Center      6,607      01/06     2/5 yr.       99,105         15.00
M.C. Sports         15,000      01/06     2/5 yr.      127,500          8.50
LA-Z Recliner Shop  12,720      01/07     2/5 yr.      127,200         10.00
Hometown Buffet     10,000      12/11     2/5 yr.      120,000         12.00
Jewelry 3            4,640      11/05     3/5 yr.       92,800         20.00
Vacant               4,640


                                                              Average     Percent of    Percent of
                                                              Base Rent      Total      Annual Base
                                     Annual Base    Total     Per Square  Building GLA     Rent
                        Approx. GLA   Rent of       Annual    Foot Under  Represented   Represented
  Year       Number of  of Expiring  Expiring       Base      Expiring    by Expiring   By Expiring
 Ending       Leases      Leases     Leases        Rent (1)   Leases        Leases       Leases
December 31,  Expiring  (Sq. Ft.)       ($)          ($)         ($)          (%)          (%)
-----------  ---------  ----------- -----------  -----------  ----------  ------------- -----------

   1998           -          -           -        1,774,636        -           -             -

   1999           -          -           -        1,785,886        -           -             -

   2000           -          -           -        1,785,886        -           -             -

   2001           -          -           -        1,852,082        -           -             -

   2002           1         8,000      84,000     1,880,908      10.50        5.18          4.47

   2003           -          -           -        1,819,628        -           -             -

   2004           -          -           -        1,819,628        -           -             -

   2005           2        21,640     327,720     1,832,340      15.14       14.00         17.89

   2006           3        41,607     536,276     1,504,620      12.89       26.92         35.64

   2007           1        12,720     139,920       985,920      11.00        8.23         14.19


(1) We made no assumptions regarding the re-leasing of expired leases.  It is the opinion of the Company's management that the  space  will  be  re-leased  at  market rates at the time of re-
leasing.




We received an appraisal prepared by an independent appraiser who is a member in good standing of the American Institute of Real Estate Appraisers. The appraisal reported a fair market value for the Joliet Commons Shopping Center property as of February 25, 1998, of $20,000,000. You should note that appraisals are estimates of value and therefore you should not rely upon them as a measure of true worth or realizable value.

          Real Property Investments - Potential Property Acquisitions

Springboro Plaza/Riverplace Centre

We anticipate purchasing the entire fee simple interest in two properties, Springboro Plaza located in Springboro, Ohio and Riverplace Centre located in Noblesville, Indiana. We anticipate purchasing both of these properties from a seller who is an an unaffiliated third party.

Springboro Plaza was built in 1992. It is a single story Community Center containing 154,034 rentable square feet. Its major tenants are Kroger Foods and Kmart. We anticipate purchasing Springboro Plaza for approximately $9,337,000.

Riverplace Centre was built in 1992. It is a single story Neighborhood Retail Center containing 74,414 rentable square feet. Its major tenants are Kroger Foods and Fashion Bug. We anticipate purchasing Riverplace Center for approximately $6,117,000.


                             Plan of Distribution

We commenced this Offering  of  25,000,000  Shares  on  April  7,  1998.  As of
October 30, 1998, we had sold 12,311,943 shares resulting in net proceeds of $131,120,390.

Inland Securities Corporation, an Affiliate of our Advisor, serves as dealer manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of October 30, 1998, the commissions and fees payable to Inland Securities Corporation totaled $12,865,980. We also pay an Affiliate of our Advisor fees to manage and lease our properties. We incurred Property Management Fees of approximately $1,904,860 for the nine months ended September 30, 1998 and $1,120,000 for the year ended December 31, 1997. Our Advisor may also receive an annual Advisor Asset Management Fee of not more than 1% of the Average Invested Assets, paid quarterly. For the nine months ended September 30, 1998, we had incurred Advisor Asset Management Fees of $1,252,815. For the year ended December 31, 1997, we had incurred Advisor Asset Management Fees of $843,000. We may pay Acquisition Expenses up to .5% of the money that we raise in this Offering but in no event will we pay Acquisition Expenses on any individual property that exceed 6% of the purchase price of any individual property. As of September 30, 1998, the Company had paid Acquisition Expenses of approximately $2,800,000.